UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Name of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,876,829

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,876,829

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,876,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021 (the “Issuer’s Most Recent Form 10-Q”), and (b) 11,000,000 shares of Common Stock sold by the Issuer in a public offering that closed on November 22, 2021, as reported in the Current Report on Form 8-K of the Issuer filed on that date (the “Offering”).

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,409,402

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,409,402

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,402

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: TTBR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,100

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 171,100

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	TTBR Investments LLC and TRBRJR Investments LLC are no longer members of the “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, comprised of the other Reporting Persons. Accordingly, this Amendment No. 21 is the final report on Schedule 13D by TTBR Investments LLC and TRBRJR Investments LLC with respect to the Common Stock.

(2)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: TRBRJR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,100

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 171,100

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	TTBR Investments LLC and TRBRJR Investments LLC are no longer members of the “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, comprised of the other Reporting Persons. Accordingly, this Amendment No. 21 is the final report on Schedule 13D by TTBR Investments LLC and TRBRJR Investments LLC with respect to the Common Stock.

(2)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: The Rowling Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,820

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 512,820

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%(1)

14.	Type of Reporting Person (See Instructions) OO (Private Charitable Foundation)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Rowling Family 2012 Long Term Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 773,011(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 773,011(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 773,011(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%(2)

14.	Type of Reporting Person (See Instructions) 00 (Family Trust)

(1)	Includes 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) held by the reporting person, which is based on an initial conversion rate of 4.363 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended.

(2)	Based on (a) 77,195,089 shares of Common Stock issued and outstanding, including (i) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (ii) 11,000,000 shares of Common Stock sold by the Issuer in the Offering, and (b) 95,523 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the reporting person, as computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 665531109

1.	Name of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,572,062(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,572,062(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,572,062(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by the reporting person, as trustee of Rowling Family 2012 Long Term Trust (the “Trust”), which is based on an initial conversion rate of 4.363 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended.

(2)	Based on (a) 77,195,089 shares of Common Stock issued and outstanding, including (i) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (ii) 11,000,000 shares of Common Stock sold by the Issuer in the Offering, and (b) 95,523 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Trust, as computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC and Robert B. Rowling (“Mr. Rowling”) relating to the Common Stock of the Issuer, as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, Amendment No. 15 filed on November 16, 2018, Amendment No. 16 filed on February 21, 2020, Amendment No. 17 filed on March 2, 2020, Amendment No. 18 filed on March 12, 2020, Amendment No. 19 filed on February 8, 2021, and Amendment No. 20 filed on November 24, 2021 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 21 to the Schedule 13D filed by TRT Holdings, Cresta Investments, Mr. Rowling, TTBR Investments LLC (“TTBR”), TRBRJR Investments LLC (“TRBRJR”), The Rowling Foundation (the “Foundation”) and Rowling Family 2012 Long Term Trust (the “Trust,” and collectively with TRT Holdings, Cresta Investments, Mr. Rowling, TTBR, TRBRJR and the Foundation, the “Reporting Persons”).

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings, reference is made to Attachment 1, which is incorporated herein by reference, and to Item 5(c) of this Amendment No. 21. The information required by Instruction C to Schedule 13D with respect to the executive officer and manager of Cresta Investments, the sole member and executive officers of TTBR, and the sole member and executive officers of TRBRJR remains unchanged from the information previously included as Attachments 2, 4 and 5, respectively, to Amendment No. 16 to the Schedule 13D, which was filed on February 21, 2020. Mr. Rowling, as trustee, has sole voting and investment power with respect to the shares of Common Stock held by the Foundation and the Trust, and there are no other persons for whom information is required to be disclosed by Instruction C to Schedule 13D with respect to the Foundation or the Trust.

Item 5.                          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)                On January 5, 2022, the trusts that owned 100% of the ownership interests in TTBR and TRBRJR, of which Robert B. Rowling was trustee, were dissolved and such ownership interests were distributed to the trusts’ respective beneficiaries (the “Trust Dissolutions”), and Mr. Rowling ceased being the beneficial owner of the 171,100 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), owned by TTBR and the 171,100 shares of Common Stock owned by TRBRJR, in each case representing approximately 0.2% of the class outstanding. As a result of the Trust Dissolutions, neither TTBR nor TRBRJR is required to report its beneficial ownership of Common Stock on Schedule 13D and TTBR and TRBRJR are no longer members of the “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, comprised of the other Reporting Persons.

At the close of business on January 5, 2022, the Reporting Persons (other than TTBR and TRBRJR) beneficially owned, in the aggregate, 9,572,062 shares of Common Stock of the Issuer which constitute approximately 12.4% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 6,876,829 shares of Common Stock held directly by TRT Holdings, which constitute approximately 8.9% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 1,409,402 shares of Common Stock held directly by Cresta Investments, which constitute approximately 1.8% of the Common Stock outstanding; (iii) the Foundation beneficially owned 512,820 shares of Common Stock held directly by the Foundation, which constitute approximately 0.7% of the Common Stock outstanding; (iv) the Trust beneficially owned 773,011 shares of Common Stock, consisting of (A) 677,488 shares of Common Stock held directly by the Trust and (B) 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) held by the Trust, which, in the aggregate, constitute approximately 1.0% of the outstanding Common Stock, as computed in accordance with Rule 13d-3(d)(1); and (v) Mr. Rowling beneficially owned all 9,572,062 shares of Common Stock, consisting of (A) the shares of Common Stock held directly by TRT Holdings, Cresta Investments, the Foundation and the Trust (as set forth above), and (B) 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by the Trust, which, in the aggregate, constitute approximately 12.4% of the outstanding Common Stock, as computed in accordance with Rule 13d-3(d)(1) (in each case, based on 77,195,089 shares of Common Stock issued and outstanding, including (x) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021, and (y) 11,000,000 shares of Common Stock sold by the Issuer in a public offering that closed on November 22, 2021, as reported in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on that date.

Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments due to his direct and indirect ownership of 100% of the ownership interests in Cresta Investments. Mr. Rowling beneficially owns the shares of Common Stock held directly by the Foundation and the Trust due to his status as trustee of the Foundation and of the Trust. Neither Mr. Rowling nor any Reporting Person other than the Foundation has any pecuniary interest in the shares of Common Stock held by the Foundation.

(b)                Each of the Reporting Persons, either directly or indirectly, may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a).

(c)                Except for the deemed disposition of beneficial ownership of shares of Common Stock by Mr. Rowling resulting from the Trust Dissolutions, no Reporting Person effected any transactions in Common Stock since the date of filing of Amendment No. 20 to the Schedule 13D.

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)               As a result of the Trust Dissolutions, which occurred on January 5, 2022, neither TTBR nor TRBRJR is required to report its beneficial ownership of Common Stock of the Issuer on Schedule 13D and TTBR and TRBRJR are no longer members of the “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, comprised of the other Reporting Persons. Accordingly, this Amendment No. 21 is the final report on Schedule 13D by TTBR and TRBRJR with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 1        Joint Filing Agreement pursuant to Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of January 5, 2022

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

TTBR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

TRBRJR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

The Rowling Foundation

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

Rowling Family 2012 Long Term Trust

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

/s/ Robert B. Rowling
Robert B. Rowling

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in the capacities set forth below. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counter-parts and all of such counterparts taken together shall constitute one and the same instrument.

Dated as of January 5, 2022

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

TTBR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

TRBRJR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

The Rowling Foundation

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

Rowling Family 2012 Long Term Trust

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

/s/ Robert B. Rowling
Robert B. Rowling

ATTACHMENT 1

All of the directors and executive officers (collectively referred to in this Attachment 1 as the “TRT Covered Persons”) of TRT Holdings, Inc. (“TRT Holdings”) are citizens of the United States. The names, business addresses, and principal occupations of the TRT Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below. Robert B. Rowling beneficially owns 9,572,062 shares of Common Stock of Northern Oil and Gas, Inc. (“Common Stock”), as set forth in the attached Amendment No. 21 to the Schedule 13D. James D. Caldwell beneficially owns 15,500 shares of Common Stock, representing less than 0.1% of the class outstanding. On January 5, 2022, the trust that owned TTBR Investments LLC, of which Robert B. Rowling was trustee and T. Blake Rowling was the beneficiary, was dissolved, and as a result, Robert B. Rowling ceased being the beneficial owner of the 171,100 shares of Common Stock owned by TTBR Investments LLC, and T. Blake Rowling acquired beneficial ownership of such shares, representing approximately 0.2% of the class outstanding. Except as disclosed in this paragraph, none of the TRT Covered Persons beneficially own any shares of Common Stock and none of the TRT Covered Persons has entered into any transactions with respect to shares of Common Stock subsequent to the most recent filing on Schedule 13D by the Reporting Persons. To the best knowledge of TRT Holdings, during the last five years, none of the TRT Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. TRT Holdings’ principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries.

DIRECTORS

Name	Business Address	Principal Occupation
Robert B. Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

T. Blake Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

EXECUTIVE OFFICERS

Name	Business Address	Principal Occupation
Robert B. Rowling	TRT Holdings, Inc.	Chairman and Chief Executive Officer
4001 Maple Ave., Suite 600
Dallas, Texas 75219

T. Blake Rowling	TRT Holdings, Inc.	President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Executive Vice President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Executive Vice President Real Estate & Development
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Paul A. Jorge	TRT Holdings, Inc.	Senior Vice President, Secretary and General Counsel
4001 Maple Ave., Suite 600
Dallas, Texas 75219